Exhibit 99.(l)

Harris Associates L.P.

111 S. Wacker Drive, Suite 4600

Chicago, IL 60606

November 7, 2024

Harris Oakmark ETF Trust

111 S. Wacker Drive, Suite 4600

Chicago, Illinois 60606-4319

Ladies and Gentlemen:

We are writing to confirm the purchase of 4,000 shares of Oakmark U.S. Large Cap ETF, an initial series of Harris Oakmark ETF Trust, which we have purchased from you at a price of $25.00 per share for purposes of Section 14 of the Investment Company Act of 1940, as amended. This is to advise you that we have purchased these shares for investment purposes only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.

Sincerely,

/s/ Rana J. Wright
Name:	Rana J. Wright
Title:	Chief Legal and Administrative Officer